FOR IMMEDIATE RELEASE        NASDAQ: CRME TSX: COM

CARDIOME ANNOUNCES REFUSAL TO FILE
DECISION BY THE FDA

Vancouver, Canada, May 31, 2006 -- Cardiome Pharma Corp. (NASDAQ:CRME / TSX:COM) today announced that its co-development partner, Astellas Pharma US, Inc., has received a “refusal to file” letter from the U.S. Food & Drug Administration for the New Drug Application (NDA) for RSD1235 (iv), an investigational new drug for the acute conversion of atrial fibrillation.

In accordance with application regulations, the FDA is required to accept or refuse an application within 60 days of the completion of the filing, which occurred on March 31, 2006. Neither the acceptance nor non-acceptance of the NDA filing is a determination of the approvability of RSD1235 (iv).

“We are very disappointed to communicate this setback to our stakeholders,” said Doug Janzen, President and Chief Business Officer of Cardiome. “Based on the clinical data generated from this program, we had great confidence that the submission would have met the Agency’s filing requirements. Following this FDA decision, we will engage in discussions with our partner seeking greater involvement in the regulatory pathway.”

In its communication, the FDA cited inconsistencies and omissions in the database submitted with the NDA application. Cardiome intends, with its partner Astellas, to meet with the FDA as soon as possible to discuss the issues raised, and to determine what remedies are required for the filing to be accepted. Following this discussion with the FDA, Astellas and Cardiome will be better able to assess the timing for addressing the FDA’s issues in order to move the application process forward.

“Our confidence in this program is in no way affected by this event,” said Bob Rieder, Chief Executive Officer of Cardiome. “We are reviewing our own efforts in relation to this NDA, and are fully committed to resolving the FDA’s concerns as quickly as possible.”

Pursuant to the license agreement between Cardiome and Astellas, a US$10 million milestone payable to Cardiome is triggered on acceptance of the NDA for review. This milestone remains outstanding pending acceptance of the NDA.

Cardiome will hold a teleconference call at 8:45am EST (5:45am PST) on Wednesday, May 31, 2006. The conference call will be hosted by Bob Rieder, Chief Executive Officer and Doug Janzen, President and Chief Business Officer.

To access the conference call, please dial 416-644-3432 or 800-814-4860. There will be a separate dial-in line for analysts on which we will respond to questions at the end of the call. The webcast can be accessed through Cardiome’s website at www.cardiome.com.

Webcast and telephone replays of the conference call will be available approximately two hours after the completion of the call through June 30, 2006. Please dial 416-640-1917 or 877-289-8525 and enter code 21191660# to access the replay.

About Cardiome Pharma Corp.
Cardiome Pharma Corp. is a product-focused cardiovascular drug development company with two clinical drug programs focused on atrial arrhythmia (intravenous and oral dosing), and a pre-clinical program directed at improving cardiovascular function.

RSD1235 (iv) is the intravenous formulation of an investigational drug being evaluated for the acute conversion of atrial fibrillation (AF). Positive top-line results from two pivotal Phase 3 trials for RSD1235 (iv), called ACT 1 and ACT 3, were released in December 2004 and September 2005. A New Drug Application (NDA) for RSD1235 (iv) was submitted to the U.S. Food and Drug Administration in March 2006 by Cardiome’s co-development partner, Astellas Pharma US, Inc. An additional Phase 3 study evaluating patients with postoperative atrial arrhythmia, called ACT 2, and an open-label safety study evaluating recent-onset AF patients, called ACT 4, are ongoing.

RSD1235 (oral) is being investigated as a chronic-use oral drug for the maintenance of normal heart rhythm following termination of AF. A Phase 2a pilot study for RSD1235 (oral) was initiated in December 2005.

Cardiome recently completed the acquisition of Artesian Therapeutics Inc., a privately held U.S. biopharmaceutical company developing bi-functional small-molecule drugs for the treatment of cardiovascular disease.

Cardiome is traded on the Toronto Stock Exchange (COM) and the NASDAQ National Market (CRME). Further information about Cardiome can be found at www.cardiome.com.

For Further Information:
Don Graham	Peter K. Hofman
Director of Corporate Communication	Director of Investor Relations
(604) 676-6963 or Toll Free: 1-800-330-9928	(604) 676-6993 or Toll Free: 1-800-330-9928
Email: dgraham@cardiome.com	Email: phofman@cardiome.com

Forward-Looking Statement Disclaimer
Certain statements in this press release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including without limitation statements containing the words “believe”, “may”, “plan”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar expressions. Such forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause our actual results, events or developments, or industry results, to be materially different from any future results, events or developments expressed or implied by such forward-looking statements or information. Such factors include, among others, our stage of development, lack of product revenues, additional capital requirements, risk associated with the completion of clinical trials and obtaining regulatory approval to market our products, the ability to protect our intellectual property, dependence on collaborative partners and the prospects for negotiating additional corporate collaborations or licensing arrangements and their timing. Specifically, certain risks and uncertainties that could cause such actual events or results expressed or implied by such forward-looking statements and information to differ materially from any future events or results expressed or implied by such statements and information include, but are not limited to, the risks and uncertainties that: we may not be able to successfully develop and obtain regulatory approval for RSD 1235 (iv) in the treatment of atrial fibrillation or any other current or future products in our targeted indications; our future operating results are uncertain and likely to fluctuate; we may not be able to raise additional capital; we may not be successful in establishing additional corporate collaborations or licensing arrangements; we may not be able to establish marketing and sales capabilities and the costs of launching our products may be greater than anticipated; we rely on third parties for the continued supply and manufacture of RSD 1235 (iv) and RSD (oral) and we have no experience in commercial manufacturing; we may face unknown risks related to intellectual property matters; we face increased competition from pharmaceutical and biotechnology companies; and other factors as described in detail in our filings with the Securities and Exchange Commission available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com. Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement. All forward-looking statements and information made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.